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Exhibit 99.35
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
Contact:   Jerry B. Hook, Ph.D.           Martin Rose, M.D., J.D.
           Chairman, President & CEO      Vice President, Clinical & Regulatory Affairs
           Sparta Pharmaceuticals, Inc.   Sparta Pharmaceuticals, Inc.
           (215) 442-1700, Ext. 205       (215) 442-1700, Ext. 219
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http://www.spartapharma.com


FOR IMMEDIATE RELEASE

                $850,000 Awarded to Sparta Pharmaceuticals, Inc.

                Second Major SBIR Grant Awarded Within 12 Months

Horsham, PA, September 22, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAD, SPTAU, SPTUD, SPTAW, SPTAZ, SPTAL AND SPTLD) announces that the Company has been awarded a Phase I/II Fast-Track Small Business Innovation Research
(SBIR) Grant by the National Cancer Institute (NCI). The Fast-Track initiative is designed to expedite the decision and award of SBIR Phase II funding for projects that have high potential for commercialization. This is the second major SBIR grant to be received by Sparta in the past twelve months. Both awards total $1.6 million.

This $850,000 grant will be received over two and one half years. This grant entitled "Development of IPdR as a Radiation Sensitizing Drug" will provide funds for the Company's prodrug of IUdR, which has the potential to benefit most patients who receive radiation therapy for cancer. The specific goals of the grant are to take IPdR through toxicology studies and the first two years of clinical trials.

Sparta anticipates that the Phase I trial will begin in six months. This trial will be conducted at Case Western Reserve University, Cleveland under the guidance of Dr. Timothy Kinsella, Professor and Chairman of Radiation Oncology.

Following oral administration, IPdR (5-iodo-pyrimidinone-2'-deoxyribose, a nucleoside analogue) is converted by aldehyde oxidase into IUdR within the liver and is then released into the blood stream. IUdR is under investigation by the NCI as a potential agent to sensitize cancer cells to radiation, and has been studied in humans for a number of years. IUdR is currently available only in intravenous form and is toxic to the bone marrow and gastrointestinal system. The IPdR compound is orally active and animal studies have shown that by administering IPdR, the same radiation sensitizing effects can be achieved as with IUdR, with less toxicity.

IPdR is licensed to Sparta by The State University of New York at Stonybrook.

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently







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anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including the success and timing of clinical trials and the receipt of necessary approvals by the FDA. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or effectiveness of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes three potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.

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